Exhibit 99.1

Allot Appoints Raffi Kesten to Board of Directors

Announces Cooperation Agreement with Outerbridge and QVT

HOD HASHARON, Israel, May 12, 2022 --  Allot Ltd. (NASDAQ: ALLT) (TASE: ALLT), a leading global provider of innovative network intelligence and security-as-a-service (SECaaS) solutions for communication service providers (CSPs) and enterprises, today announced that it has appointed Raffi Kesten to its Board of Directors as an independent director. The Company also announced that it has entered into a Cooperation Agreement with Outerbridge Capital Management, LLC (“Outerbridge Capital”), QVT Financial LP, and certain of their affiliates (collectively, “Outerbridge”), which collectively own approximately 7.5% of the Company’s outstanding shares.

Raffi Kesten brings to Allot over 30 years of senior executive business and management experience in the high-tech and cybersecurity industry. Raffi served as the General Manager and COO of NDS, a pay TV media and security company. Following the acquisition of NDS by Cisco, Raffi served as VP of the Service Provider Security and Video Division of Cisco. He later joined JVP, one of Israel’s leading venture capital firms, where he led JVP’s investments in technology startups and served on several Boards, including CyberArk (CYBR). Most recently, Raffi served as Chief Revenue Officer of RadWare (RDWR), a leading provider of cybersecurity and application delivery solutions.

Mr. Kesten will be replacing Ronnie Kenneth, who is leaving the Board (after serving since October 2014) in order to dedicate more time to his new impact fund that he recently established. Mr. Kesten will also be replacing Mr. Kenneth as a member of the Compensation and Nominating Committee, and Mr. Nadav Zohar, a serving Director of the Company, will be replacing Mr. Kenneth as a member of the Audit Committee.

“As a long-term and engaged shareholder, we are pleased to reach this agreement with Allot,” said Rory Wallace, Chief Investment Officer of Outerbridge Capital. “With its market-leading products for network management, DDoS mitigation, and security-as-a-service (SECaaS), Allot can deliver compelling value to service providers as they seek to grow revenues, reduce churn, and protect their networks and end customers from cyberattacks. We believe that Allot’s focus on growing its cybersecurity business is strategically sound, and are pleased to have helped Allot identify a director with impressive and relevant experience to support this growth. Outerbridge intends to continue working constructively with Allot to enhance shareholder value.”

“We are very pleased to welcome Raffi to our Board,” said Yigal Jacoby, Allot’s Chairman of the Board. “Raffi is a veteran who brings significant cyber experience along with business acumen. He is an excellent choice to join our Board. I’d also like to take the opportunity to thank Ronnie Kenneth for his dedicated service and major contribution to Allot over the years with his telecommunications and operational experience.”

Pursuant to the Cooperation Agreement between Allot and Outerbridge, Allot has agreed to nominate Mr. Kesten as a Class II director at the 2022 annual shareholder meeting and then again for a three-year term at the 2023 annual shareholder meeting.  Outerbridge has agreed to vote, among other things, in favor of Allot’s board nominees and has agreed to customary standstill provisions until one day after the 2023 annual shareholder meeting, provided that Outerbridge shall be permitted to acquire additional shares to enable total ownership of up to 15% percent of Allot’s outstanding shares during the standstill period.  Outerbridge will also have the right to review and participate in financings, if any, from shareholders of Allot at the time of the financing subject to certain exceptions.

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About Allot
Allot Ltd. (NASDAQ: ALLT, TASE: ALLT) is a provider of leading innovative network intelligence and security solutions for service providers and enterprises worldwide, enhancing value to their customers. Our solutions are deployed globally for network and application analytics, traffic control and shaping, network-based security services, and more. Allot’s multi-service platforms are deployed by over 500 mobile, fixed and cloud service providers and over 1000 enterprises. Our industry-leading network-based security as a service solution has achieved over 50% penetration with some service providers and is already used by over 20 million subscribers globally.

Allot. See. Control. Secure.

Forward-Looking Statement
This release contains forward-looking statements, which express the current beliefs and expectations of company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: acceptance of our products by our reseller and customer in EMEA, our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors, government regulation; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on third-party channel partners for a material portion of our revenues; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

Public Relations Contact: Seth Greenberg sgreenberg@allot.com +972 54 922 2294	Allot Investor Relations: Ehud Helft / Kenny Green Allot@gkir.com +1-646-688-3559

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